GT Interactive Software Corp.
                               16 East 40th Street
                            New York, New York 10016

                                                              December 24, 1996

VIA EDGAR AND TELECOPIER
------------------------
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Hugh Fuller

        Re:      GT Interactive Software Corp.
                 Post-Effective Amendment No. 1 on Form S-3 to
                 Registration Statement on Form S-1 ("Registration Statement") (Reg. No. 333-14441)
                 ------------------------------------------------------------

Dear Mr. Fuller:

         On behalf of GT Interactive Software Corp., the undersigned hereby withdraws Post-Effective Amendment No. 1 on Form S-3 to the above-referenced Registration Statement effective immediately. As per our counsel's conversation with you, we understand that the above-referenced Registration Statement as declared effective at 3:30 p.m. on December 10, 1996 will remain effective.

         Please notify our counsel, Catherine Verhoff at (212) 715-9555 or David
P. Levin at (212) 715-9217, on your receipt of this letter.

                                 Sincerely,

                                 /s/ Harry M. Rubin
                                 ------------------
                                 Harry M. Rubin
                                 Executive Vice President and General Manager -- International Division and Business Affairs


cc:      David P. Levin
         Catherine Verhoff